NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:       RUS, RUS.PR.C

RUSSEL METALS FOURTH QUARTER EARNINGS IMPROVE TO $0.17 PER SHARE

TORONTO, CANADA -- February 4, 2004 -- Russel Metals Inc. today announced audited fourth quarter 2003 earnings of $7.7 million or $0.17 per share up from $6.6 million or $0.16 per share for the fourth quarter of 2002.

The fourth quarter results include two adjustments - a before tax charge of $2.4 million in our United States Service Centers for goodwill impairment and a tax rate adjustment of $0.9 million for changes in the Ontario Corporate tax rate.  These adjustments impacted earnings per share by $0.06 in total.  Without these charges, earnings per share would have been $0.23 in the period.  The improved earnings for the fourth quarter reflect the successful integration of the Acier Leroux acquisition, rationalization of the combined Acier Leroux and Russel Metals' operations in eastern Canada, and the closure of Acier Leroux's U.S. operations.

The earnings per share for the year ended December 31, 2003, were $0.41 or $18.5 million versus $0.71 or $29.2 million in 2002.  The earnings per share would have been $0.54, adjusting the earnings per share for the above fourth quarter adjustments and the restructuring and discontinued operations charges related to the Acier Leroux acquisition recorded in the last two quarters.  Earnings for the year were down from 2002 due to declines in the price of steel in the first half, which were partially offset by stronger second half service center segment operating profits due to the Acier Leroux acquisition and improved energy segment operating profits.  In addition, the import/export segment operating profits declined by $14.7 million to $13.4 million in 2003 due to lower volumes and margins caused by the weak US dollar, domestic steel price declines in the first half and the extraordinary demand for steel and raw materials in China, which is consuming supplies that normally flowed to North America.

Bud Siegel, President and CEO stated, "The positioning of Russel Metals as a top metals distribution company has continued unabated into the first quarter of 2004.  The Acier Leroux acquisition in the third quarter of 2003 strengthened our presence in Quebec.  Our first quarter 2004 issue of $45 million of common shares and our planned US $175 million debt refinancing provide Russel Metals with a balance sheet and return on capital employed second to none in the industry."

Mr. Siegel continued, "For the seventh straight year, our return on ending capital was in double digits at 11.7%.  The execution of the Acier Leroux operational integration and balance sheet rationalization has progressed ahead of projections due to the dedicated efforts of the staff involved throughout the Company."

Cash generated from operating activities jumped from $26.5 million in 2002 to $152.3 million in 2003.  During the last three years, the Company has generated $271.9 million in cash from operations.  Reductions in the import/export inventory and the rationalization of the Acier Leroux balance sheet contributed to the improvement in cash flow from operations in 2003.

Brian Hedges, Executive Vice President and Chief Financial Officer, stated, "Our leverage ratio, based on the EBITDA for the last two quarters of 2003, following the Acier Leroux acquisition and reflecting the $45 million equity issue will improve drastically from the ratios at the time of the Acier Leroux acquisition.  Our debt to EBITDA ratio on a proforma basis would be 2.4 times, and our debt to capitalization would be 44%."

The Board of Directors approved the payment of the quarterly common share dividend of $0.08 and the preferred share dividend of $0.46875, both payable March 15, 2004.

The Company will be holding an Investor Conference Call on Thursday, February 5, 2004 at 9:00 a.m. EST to review its year-end results for 2003.  The dial in telephone number for the call is 1-888-818-6210.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, February 12.  You will be required to enter reservation number 21164257 in order to access the call.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	December 31,	December 31,
($000)	2003	2002

ASSETS
Current
Cash	$ 19,008	$ 25,068
Accounts receivable	248,904	201,675
Inventories	303,048	329,415
Prepaid expenses and other assets	5,028	6,077
Income taxes recoverable	5,912	1,306
Discontinued operations	1,107	-

	583,007	563,541

Property, Plant and Equipment	184,929	110,512
Assets Held For Sale	1,622	-
Deferred Financing Charges	3,547	4,962
Goodwill	4,216	2,709
Future Income Tax Assets	10,458	10,698
Other Assets	2,840	3,172

	$ 790,619	$ 695,594

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 78,093	$ 21,141
Accounts payable and accrued liabilities	217,173	188,585
Income taxes payable	11,729	2,487
Discontinued operations	2,729	-

	309,724	212,213
Long-Term Debt	179,402	212,602
Pensions and Benefits	11,542	9,590
Future Income Tax Liabilities	6,109	8,749

	506,777	443,154

Contingencies and Commitments
Shareholders' Equity
Preferred shares	30,000	30,000
Shareholders' equity	253,842	222,440

	283,842	252,440

	$ 790,619	$ 695,594

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Years ended
	December 31,		December 31,
($000, except per share data and number of shares)	2003	2002	2003	2002

Segment Revenues
Service center distribution	$ 286,426	$ 187,655	$ 922,778	$ 750,878
Energy sector distribution	65,892	72,322	297,532	289,623
Steel import/export	61,395	87,691	283,579	348,055
Other	4,110	4,142	13,201	14,719

	$ 417,823	$ 351,810	$1,517,090	$1,403,275

Segment Operating Profits
Service center distribution	$ 13,515	$ 7,035	$ 37,903	$ 31,516
Energy sector distribution	4,605	3,498	13,764	13,612
Steel import/export	4,188	7,764	13,380	28,090
Other	1,916	1,893	4,002	5,732
Corporate expenses	(1,648)	(1,671)	(8,018)	(8,539)

Earnings before the following	22,576	18,519	61,031	70,411
Restructuring	14	(2,749)	(3,583)	(2,749)
Foreign exchange gain (loss)	-	193	348	261
Goodwill impairment	(2,410)	-	(2,410)	-
Interest expense	(6,362)	(5,185)	(22,800)	(20,324)

Earnings before income taxes	13,818	10,778	32,586	47,599
Provision for income taxes	6,007	4,138	13,299	18,363

Earnings from continuing operations	7,811	6,640	19,287	29,236
Loss from discontinued operations	(136)	-	(788)	-

Net earnings	7,675	6,640	18,499	29,236

Retained earnings --

Dividends on preferred shares	(562)	(562)	(2,250)	(2,250)

Earnings available to common
shareholders	7,113	6,078	16,249	26,986
Dividends on common shares	(3,347)	(2,284)	(11,605)	(6,466)
Retained earnings, beginning of the period	106,736	102,064	105,858	100,461
Adjustment for goodwill impairment	-	-	-	(15,123)

Retained earnings, end of the period	$ 110,502	$ 105,858	$ 110,502	$ 105,858

Basic earnings per common share
continuing operations	$ 0.17	$ 0.16	$ 0.43	$ 0.71
Basic earnings per common share	$ 0.17	$ 0.16	$ 0.41	$ 0.71
Diluted earnings per common share
continuing operations	$ 0.17	$ 0.15	$ 0.41	$ 0.68
Diluted earnings per common share	$ 0.16	$ 0.15	$ 0.39	$ 0.68

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Years ended
	December 31,		December 31,
($000)	2003	2002	2003	2002

Operating activities
Earnings from continuing operations	$ 7,811	$ 6,640	$ 19,287	$ 29,236
Depreciation and amortization	5,009	3,777	16,502	15,192
Restructuring	(276)	2,749	3,162	2,749
Future income taxes	(1,184)	(115)	(464)	8,708
Gain (loss) on sale of fixed assets	(103)	3	(89)	26
Foreign exchange loss (gain)	-	(193)	-	(261)
Stock-based compensation	217	-	217	-
Goodwill impairment	2,410	-	2,410	-

Cash from operating activities before
working capital	13,884	12,861	41,025	55,650

Changes in non-cash working capital items
Accounts receivable	34,349	33,980	18,193	(210)
Inventories	4,404	(42,075)	91,439	(55,841)
Accounts payable and accrued liabilities	10,074	(9,682)	(12,669)	23,926
Current income taxes	12,038	2,782	11,719	3,919
Other	1,344	(1,325)	2,571	(923)

Change in non-cash working capital	62,209	(16,320)	111,253	(29,129)

Cash from operating activities	76,093	(3,459)	152,278	26,521

Financing activities
Increase (decrease) in bank borrowing	(67,756)	15,016	56,952	21,141
Repayment of debt assumed	-	-	(99,262)	-
Issue of common shares	5,058	12	5,663	253
Dividends on common shares	(3,347)	(2,284)	(11,605)	(6,466)
Dividends on preferred shares	(562)	(562)	(2,250)	(2,250)
Deferred financing costs	(16)	-	(77)	(14)

Cash from financing activities	(66,623)	12,182	(50,579)	12,664

Investing activities
Purchase of businesses	-	-	(70,359)	(21,406)
Purchase of fixed assets	(14,847)	(3,857)	(34,879)	(12,768)
Proceeds on sale of fixed assets	843	59	1,804	2,328
Other	(488)	(345)	(4,628)	578

Cash used in investing activities	(14,492)	(4,143)	(108,062)	(31,268)

Discontinued operations
Operating activities	(136)	-	(788)	-
Investing activities	1,091	-	1,091	-

Cash from discontinued operations	955	-	303	-

Increase (decrease) in cash	(4,067)	4,580	(6,060)	7,917
Cash position, beginning of the period	23,075	20,488	25,068	17,151

Cash position, end of the period	$ 19,008	$ 25,068	$ 19,008	$ 25,068